Advanced Series Trust
Gateway Center Three
Fourth Floor
100 Mulberry Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 15, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Advanced Series Trust: Form N-1A

Post-Effective Amendment No. 126 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 128 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 033-24962

Investment Company Act No. 811-05186

Dear Ms. Samuel:

We filed through EDGAR on September 26, 2014 on behalf of AST Bond Portfolio 2026 (the “2026 Portfolio”) and AST QMA International Core Equity Portfolio (the “QMA Portfolio”) (each a “Portfolio”, and collectively, the “Portfolios”), each a series of Advanced Series Trust (the “Trust” or “Registrant”), Post-Effective Amendment No. 126 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 128 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding new series to the Trust.

This letter responds to the Staff’s comments on the Amendment that you conveyed by telephone on November 7, 2014. For your convenience, a summary of the Staff’s comments is included herein and the Portfolios’ responses are keyed accordingly, as set forth below. The responses will be included in Post Effective Amendment No. 128 to the Registrant’s registration statement to be filed under Rule 485(b) with effectiveness designated for December 15, 2014.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.  The Commission Staff’s comments and the Registrant’s proposed responses are set forth below.

GENERAL

1.	Comment: Please note that all comments provided apply to all Portfolios, unless otherwise indicated.

Response: The Registrant confirms that comments, as applicable, have been applied to each Portfolio.

2.	Comment: Please confirm that all bracketed information will be confirmed in the Amendment and that all required information that was omitted will be included in the Amendment.

Response: The Registrant confirms that all bracketed information has been confirmed and/or completed and that all required omitted information will also be included.

3.	Comment: Please ensure that the principal risks noted for each Portfolio correspond with its principal strategies.

Response: The Registrant confirms that it has reviewed the principal strategies and risk disclosures and, in the Registrant’s opinion, the principal risks correspond with the principal strategies for each Portfolio.

4.	Comment: Please review the Registrant’s derivatives disclosure in light of the Letter from Mr. Barry Miller, Associate Director of the Division, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, on Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “2010 Letter”).

Response: The Registrant has considered the 2010 Letter and submits that its disclosure is appropriate based on the guidance given in the 2010 Letter and the Fund’s expected use of derivatives

PROSPECTUS – AST Bond Portfolio 2026

5.	Comment: Please confirm if the use of derivatives is considered part of the 80% of investable assets in bonds. If so, please confirm if it is considered on a market basis or if they are being included on the notional value.

Response: The Registrant confirms that derivatives are part of the 80% of investable assets in bonds and it is considered on a market basis.

6.	Comment: Please list what types of swaps the Portfolio will invest in; and (ii) please state if the Portfolio intends to invest in total-return swaps or to write credit default swaps. To the extent the Portfolio writes credit default swaps, please add disclosure stating that when the Portfolio is a writer of credit default swaps, the Portfolio will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Portfolio will invest in and use interest rate swaps, and to a lesser degree, the Portfolio will invest in credit default swaps. Currently, the Portfolio does not use total return swaps or currency swaps. The Registrant has reviewed the disclosure and made any necessary revisions.

PROSPECTUS – AST QMA International core equity portfolio

7.	Comment: The Portfolio uses the term “International” in its name. Please identify the indexes that the Portfolio will use and that they are non-US issued indexes.

Response: The Registrant confirms that the Portfolio will use non-US indexes. However, since the Portfolio is new, index information will not be present until one year of performance is available.

8.	Comment: Please confirm if derivatives are a principal investment strategy of the Portfolio. There are discrepancies throughout the Prospectus.

Response: The Registrant confirms that derivatives are not a principal investment strategy of the Portfolio. The Registrant has reviewed the disclosure and made any necessary revisions.

9.	Comment: Please note that derivatives risk disclosure should only discuss risks associated with using derivatives as a principal investment strategy. The Staff would like the Registrant to consider deleting commodity-linked derivatives language.

Response: The Registrant confirms that derivatives are not a part of the principal investment strategy of the Portfolio. The Registrant has reviewed the disclosure and made any necessary revisions.

10.	Comment: Please review the investment strategy disclosure language on pages 5 and 6. Please consider avoiding duplicative disclosure which is also part of the N-1A Item 9 disclosure.

Response: The Registrant has considered the Staff’s comments to the disclosure noted above. The Registrant respectfully submits that no additional revisions are necessary or required.

11.	Comment: Please consider deleting the section of the Prospectus entitled “More Detailed Information about Other Investments and Strategies Used by the Portfolio” and combining the material listed in this section under the section of the Prospectus entitled “More Detailed Information on How the Portfolios Invest”

Response: The Registrant has considered the Staff’s comments to the disclosure noted above. The Registrant respectfully submits that no additional revisions are necessary or required.

12.	Comment: Please revise disclosure language that seems to reference portfolios that are not a part of this particular document and filing. For example, there are references to money market portfolios when both of the Portfolios referenced in this filing are not money market funds.

Response: The Registrant has considered the Staff’s comments to the disclosures noted above. The Registrant has reviewed the disclosure and made any necessary revisions.

13.	Comment: Please consider modifying the disclosure regarding Illiquid Securities (page 19) to read “(ii) will take other appropriate steps to maintain adequate liquidity, ...”

Response: The Registrant has reviewed the disclosure and made any necessary revisions.

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The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) the Staff’s comments or the Registrant’s changes to disclosure in a filing reviewed by the Staff in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez
Melissa Gonzalez
Director and Corporate Counsel